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                 April 14, 2022

       James R. Barry
       Chief Financial Officer and Treasurer
       SmartStop Self Storage REIT, Inc.
       10 Terrace Road
       Ladera Ranch, CA 92694

                                                        Re: SmartStop Self
Storage REIT, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 1, 2022
                                                            File No. 333-264087

       Dear Mr. Barry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Erin Reeves McGinnis,
Esq.